

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Kevin Coveney
Chief Financial Officer
Enveric Biosciences, Inc.
4851 Tamiami Trail N, Suite 200
Naples, Florida 34103

> **Re: Enveric Biosciences, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-38286**

Dear Kevin Coveney:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
Note 1. Business and Liquidity and Other Uncertainties
Reverse Stock Split, page F-9

1.   We note your disclosure that on July 14, 2022 you effected a 1-for-50 reverse stock split and that all historical and per share amounts reflected throughout your filing have been adjusted to reflect the reverse stock split. Please clarify whether the adjustments made to your historical 2021 financial statements, which were audited by Friedman LLP, have been audited by your current independent registered public accounting firm. Please advise and provide an updated audit report, as applicable. Refer to Section 4830 of the Division of Corporation Finance's Financial Reporting Manual as well as the PCAOB Q&A on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences